Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copy of our letter dated May 10, 2024 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the following news articles: (a) “Who will lead PLDT in 2025? Pangilinan seeks ‘very dissimilar’ leader for new era, considers 2 to 3 candidates” as as posted in Bilyonaryo.com on May 9, 2024; and (b) “PLDT mulls over REIT route for data center arm” as posted in Inquirer.net on May 10, 2024.

.

May 10, 2024

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

We furnish you with a copy of our letter dated May 10, 2024 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the following news articles: (a) “Who will lead PLDT in 2025? Pangilinan seeks ‘very dissimilar’ leader for new era, considers 2 to 3 candidates” as as posted in Bilyonaryo.com on May 9, 2024; and (b) “PLDT mulls over REIT route for data center arm” as posted in Inquirer.net on May 10, 2024.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,387 As of April 30, 2024	Every 2ndTuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 10, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is a copy of our letter dated May 10, 2024 in response to the letter of the Philippine Stock Exchange of even date wherein PLDT Inc. was requested to clarify information and/or to provide relevant information in relation to the following news articles: (a) “Who will lead PLDT in 2025? Pangilinan seeks ‘very dissimilar’ leader for new era, considers 2 to 3 candidates” as as posted in Bilyonaryo.com on May 9, 2024; and (b) “PLDT mulls over REIT route for data center arm” as posted in Inquirer.net on May 10, 2024.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 10, 2024

May 10, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Gentlemen:

We refer to the letter of the PSE dated May 10, 2024 requesting PLDT Inc. (“PLDT”) to clarify information and/or to provide relevant information in relation to the news articles below:

1.
“Who will lead PLDT in 2025? Pangilinan seeks ‘very dissimilar’ leader for new era, considers 2 to 3 candidates” as posted in Bilyonaryo.com on May 9, 2024. The news article states, in part, that:

“PLDT chairman Manuel V. Pangilinan hinted on Thursday that he’s looking to step down as president and CEO by 2025.

‘Buhay pa naman ako. I’m still healthy,’ he said when asked about the search for his replacement.

‘The process is ongoing. I’ve identified two or three potential candidates. Since I don’t plan to stay in this position much longer, I’m focusing on a shorter timeframe,” he added.

Pangilinan expressed hope that a new CEO would be identified by the start of next year, although not necessarily on January 1.

‘We hope that by then, we will have a clear picture of the CEO position,’ he said.

He added that he’s looking for someone ‘very dissimilar to me’ to fill the role.

. . . . ”

We confirm that the search for the next PLDT President and CEO is ongoing.

2.
“PLDT mulls over REIT route for data center arm” as posted in Inquirer.net on May 10, 2024. The news article states, in part, that:

“MANILA, Philippines — PLDT Inc. is contemplating over launching a real estate investment trust (REIT) offering, backed by its $1-billion data center business whose current property portfolio covers 10 facilities, to raise funds.

But while the REIT route would provide the company stronger control over ePLDT, it was not putting in the back burner plans of selling a stake in the unit just yet,

according to Manuel Pangilinan, president and chair of the telecommunications giant.

‘We have more flexibility in REIT because we can retain control of the operations of the data centers and we have majority of the equity interest in the data centers,’ Pangilinan said in a briefing in Makati on Thursday.

. . . .

Reuters recently reported that PLDT was discussing with Japanese telecommunication company Nippon Telegraph and Telephone Corp. for a 49-percent stake in ePLDT.

Pangilinan said they hoped to finalize by next month whether to pursue a REIT offering or to sell a stake.

The PLDT unit currently has 10 data centers with a total capacity of 50 megawatts.

. . . .”

We confirm that Management is studying options on how to monetize PLDT’s data center business. Among these options are the possibility of taking in a strategic partner or via a REIT offering. No decision has been made at this time.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : May 10, 2024